UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
VIMPELCOM LTD.
(Name of Issuer)
Common Shares, par value US$0.001 per share

(Title of Class of Securities)
92719A 10 6**

(CUSIP Number)
**CUSIP number of American Depositary Shares listed on the New York Stock Exchange. The Common
Shares are not publicly traded.
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 2, 2010

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP
107 Cheapside
London EC2V 6DN
England
44-20-7862-4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Communications AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 170,487,260

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 170,487,260

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 170,487,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.1% of the outstanding Common Shares (11.9% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 345,091,580

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 345,091,580

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 345,091,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.5% of the outstanding Common Shares (24.1% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.6% of the outstanding Common Shares (36.0% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO

(2)	The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 98-0387714

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.6% of the outstanding Common Shares (36.0% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D
Item 1. Security and Issuer
     This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240.
     Except as provided herein, this Amendment does not modify any of the information previouly reported in this Statement.
Item 2. Identity and Background
     This Statement is being filed jointly by Telenor Mobile Communications AS (referred to herein as “Telenor Mobile”), Telenor East Invest AS (referred to herein as “Telenor East”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR MOBILE COMMUNICATIONS AS
(a)	Telenor Mobile Communications AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N – 1331 Fornebu Norway

(c)	Telenor Mobile is engaged principally in the business of investing in the field of telecommunications and entering into agreements relating to telecommunications.

(d)	During the last five years, Telenor Mobile has not been convicted in a criminal proceedings.

(e)	During the last five years, Telenor Mobile was not a party to a civil proceedings of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile. The business address of each of such persons is Telenor Mobile Communications AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Pål Wien Espen (Oslo, Norway)	Norway	Chairman of the Board of Telenor Mobile; and General Counsel of Telenor ASA

Knut Giske (Bærum, Norway)	Norway	Senior Vice President and Group Controller of Telenor ASA

Martha Takvam (Asker, Norway)	Norway	Managing Director of Telenor Eiendom Holding AS
     EXECUTIVE OFFICERS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
    (c)      Telenor East is engaged principally in the business of investing in the telecommunications industry outside of Norway.
    (d)      During the last five years, Telenor East has not been convicted in a criminal proceeding.
    (e)      During the last five years, Telenor East was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chief Executive Officer of Telenor East

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Berit Svendsen (Oslo, Norway)	Norway	Chief Executive Officer of Conax AS

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Roger Rønning (Oslo, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips, Petroleum Geo-Services ASA and OCAS AS; and Chairman of the Board of Telenor ASA

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS and Chairman of the Board of Kleven Maritime AS; Member of the Board of Directors of Ekornes ASA and Jebsens Rederi AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotiv Holding ASA; and Member of the Boards of Elopak AS, Ulefos NV AS, Cappelen Holding and NCE Kongsberg

Name and Residential Address	Citizenship	Present Principal Occupation

Sanjiv Ahuja (London, United Kingdom)	USA	Chairman of Augere Holdings (Netherlands) BV

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Group Business Development and Research

Kristin Skogen Lund (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Nordic Operations

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Group Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Communications and Corporate Responsibility of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
     As previously disclosed in this Statement, on June 2, 2006, Telenor ASA entered into a master confirmation (as amended from time to time, the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of a specified number of American Depositary Receipts of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom ADRs”), which were the reference securities for the Swap Transaction (the “Reference Securities”) in order to partially hedge itself against increases in the price of OJSC VimpelCom ADSs. On March 30, 2007, Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East and provided ING a guarantee agreement with respect to Telenor East’s payment and performance obligations under the Swap Agreement (the “Guarantee Agreement”).
     Prior to April 21, 2010, the Reference Securities for the Swap Agreement were 2,237,000 OJSC VimpelCom ADSs (equivalent to 111,850 OJSC VimpelCom common shares), all of which ING tendered into the Offers (as previously defined in this Statement) in exchange for 2,237,000 VimpelCom Ltd. ADRs (the “Underlying ADRs”).
     Telenor East and ING entered into a fifth amendment agreement to the Swap Agreement dated as of June 2, 2010 (the “Fifth Amendment Agreement”), pursuant to which Telenor East and ING agreed to extend the term of the Swap Agreement until June 8, 2010. On June 9, 2010, Telenor East and ING entered into a sixth amendment agreement to the Swap Agreement (the “Sixth Amendment Agreement”), pursuant to which Telenor East and ING agreed to extend the term of the Swap Agreement until June 6, 2011, in respect of the Underlying ADRs. The Sixth Amendment Agreement provides for optional monthly termination by either party on certain specified dates.
     After giving effect to the Sixth Amendment Agreement, under the Swap Agreement, Telenor East will continue to make payments to, or receive payments from, ING that reflect the total return on the notional value of the Underlying ADRs until June 6, 2011 (unless the Swap Transaction is fully terminated prior to such date), including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the Swap Transaction, and Telenor East will make payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the Underlying ADRs. The Swap Agreement will continue to provide only for cash settlement with respect to the Underlying ADRs.
     Neither Telenor East nor any of the other Reporting Persons shall have any voting or investment power with respect to any of the Underlying ADRs, and Telenor East and each of the other Reporting Persons disclaim beneficial ownership of any such securities. Other than the Fifth Amendment Agreement, the Sixth Amendment Agreement, the Guarantee and the Swap Agreement (which incorporates by reference the 2002 ISDA Master Agreement and Schedule dated March 30, 2007 between ING and Telenor East), none of the Reporting Persons has any contracts, arrangements, understandings or relationships with ING with respect to the Underlying ADRs subject to the Swap Agreement.
     The preceding summary of the Fifth Amendment Agreement, the Sixth Amendment Agreement, the Swap Agreement, the Guarantee and the Swap Transaction is not intended to be complete and is qualified in its entirety by reference to the full text of the Fifth Amendment Agreement and the Sixth Amendment Agreement, conformed copies of which are attached hereto as Exhibits 99.1–99.2, and the Swap Agreement, the Guarantee and the Swap Transaction, which are hereby incorporated by reference to Exhibits 99.5–99.10 of the Statement filed on May 4, 2010.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.

Item 5. Interest in Securities of the Issuer
     Telenor East has cancelled the 345,091,580 VimpelCom Ltd. ADRs it received in the Offers to become the direct registered holder of 345,091,580 Common Shares, representing approximately 26.5% of VimpelCom Ltd.’s outstanding Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     As described in Item 4 of this Statement, which is incorporated by reference herein in its entirety, Telenor East and ING entered into the Fifth Amendment Agreement and the Sixth Amendment Agreement.
     In addition to the Swap Agreement described in this Statement, the Reporting Persons may, from time to time in the future, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in this Statement or as set forth in this Item 6, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement has entered into any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

99.1	Fifth Amendment Agreement, dated June 2, 2010, between ING Bank, N.V., London Branch, and Telenor East Invest AS

99.2	Sixth Amendment Agreement, dated June 9, 2010, between ING Bank, N.V., London Branch, and Telenor East Invest AS

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: June 10, 2010

TELENOR MOBILE COMMUNICATIONS AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact